Filed Pursuant to Rule 433

Registration No. 333-165066

Free Writing Prospectus

To Prospectus dated February 25, 2010 and

Preliminary Prospectus Supplement Dated November 17, 2011

$300,000,000

FMC Corporation

3.950% Notes due 2022

November 17, 2011

Pricing Term Sheet

Issuer:	FMC Corporation
Security:	3.950% Notes due 2022
Size:	$300,000,000
Maturity Date:	February 1, 2022
Coupon:	3.950%
Interest Payment Dates:	Each February 1 and August 1, commencing August 1, 2012
Price to Public:	99.575%
Benchmark Treasury:	UST 2% due November 15, 2021
Benchmark Treasury Price and Yield:	100-14+; 1.950%
Spread to Benchmark Treasury:	+205 bps
Yield:	4.000%
Make-Whole Call:	T+30 bps
Expected Settlement Date:	November 22, 2011 (T+3)
CUSIP:	302491 AR6
Ratings:	Moody’s—Baa1 (Stable Outlook) S&P—BBB+ (Stable Outlook)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	BNP Paribas Securities Corp. DnB NOR Markets, Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Capital Markets Limited U.S. Bancorp Investments, Inc.

Co-Managers:

ANZ Securities, Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BNY Mellon Capital Markets, LLC

J.P. Morgan Securities LLC

KBC Financial Products USA Inc.

Lloyds Securities Inc.

RBS Securities Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800- 294-1322.